SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. n. 06.164.253/0001-87

N.I.R.E. 35.300.314.441

AUDIT COMMITTEE’S OPINION

HELD ON FEBRUARY 21, 2011

Date, Time and Place: February 21, 2011, at 02:30 p.m., on Pça Comandante Linneu Gomes s/n – prédio 7, Jardim Aeroporto, in the city of São Paulo, State of São Paulo. Attendance: all the members of the Company’s Audit Committee: Álvaro de Souza, Antônio Kandir and Luiz Kaufmann. Invited Persons: Constantino de Oliveira Júnior, Charles Holland, Richard Lark Jr., Marcos da Cunha Carneiro, Marco Antonio Provetti, José Domingos do Prado, Leonardo Pereira, Valdenise dos Santos Menezes, Edgar Salles Lopes Neto and Henrique Constantino. Call Notice: sent by e-mail on 02/07/11, with receipt confirmed by all the attendees. Agenda: (A) presentation of the auditor’s final report prepared by audit firm Deloitte Touche e Tohmatsu Auditores Independentes (“DTT”) for fiscal year 2010 and (B) presentation of the Financial Statements of the Company for the fiscal year ended in 2010, including the Independent Auditors’ Opinion. Resolutions: After all necessary and requested explanations were provided, under the terms of article 1 of the Bylaws of the Company’s Audit Committee, the Audit Committee proceeded to the review of the final Report prepared by DTT for fiscal year 2010 and of the Financial Statements of the Company for fiscal year ended in 2010, including the Independent Auditors’ Opinion. At the end, the Audit Committee voiced its favorable opinion as for the disclosure of the Financial Statements of the Company for fiscal year 2010, as well as of the management report and the release of the 4th quarter 2010 and year 2010 results. Adjournment of the Meeting and Drawing-up of the Minutes: The floor was offered to whom might wish to use it, and since nobody did so, the meeting was adjourned for the time necessary for the drawing-up of these minutes, and upon the meeting being reopened these minutes were read, checked and signed by the committee members who attended the meeting.

São Paulo, February 21, 2011.

_____________________________                       ______________________________

Luiz Kaufmann                                                         Antônio Kandir

_____________________________

Álvaro de Souza

[This document is a free translation of the Portuguese original version]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.